EXHIBIT 12(a)

	Successor					Predecessor
					Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
	Year Ended December 31,
	2011	2010	2009	2008
EARNINGS:
Income (loss) from continuing operations	$(1,913)	$(2,812)	$408	$(9,998)	$(1,361)	$699
Subtract: Equity in earnings of unconsolidated subsidiaries (net of tax)	(286)	(277)	—	—	—	—
Add: Total federal income tax expense (benefit)	(1,134)	389	367	(471)	(673)	309
Fixed charges (see detail below)	4,360	3,646	3,225	5,280	905	777
Distributed income of equity investees	116	169	—	—	—	—
Total earnings (loss)	$1,143	$1,115	$4,000	$(5,189)	$(1,129)	$1,785
FIXED CHARGES:
Interest expense	$4,326	$3,614	$3,190	$5,246	$899	$750
Rentals representative of the interest factor	34	32	35	34	6	27
Total fixed charges	$4,360	$3,646	$3,225	$5,280	$905	$777
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	1.24	—	—	2.30
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(a)
Fixed charges exceeded earnings by $3.217 billion, $2.531 billion, $10.469 billion and $2.034 billion for the years ended December 31, 2011, 2010 and 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.